November 30, 2021

United States Securities and Exchange Commission

Office of Trade & Services

Division of Corporation Finance, Office of Life Sciences

100 F Street, NE

Washington, DC 20549

CM Life Sciences III Inc.

Amendment No. 4 to Registration Statement on Form S-4

Initially Filed on August 25, 2021

File No. 333-259054

Ladies and Gentlemen:

On behalf of our client, CM Life Sciences III Inc., a Delaware corporation (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance, Office of Life Sciences, of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced registration statement initially filed on August 25, 2021 (the “Registration Statement”), contained in the Staff’s Letter dated November 29, 2021.

The Company has filed via EDGAR Amendment No. 4 to the Registration Statement (“Amendment No. 4”), which reflects the Company’s responses to the comments received from the Staff. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in Amendment No. 4 as filed.

Amendment No. 3 to the Registration Statement on Form S-4

CM LIFE SCIENCES III INC.

Unaudited Condensed Consolidated Financial Statements as of September 30, 2021

Notes to Unaudited Condensed Consolidated Financial Statements

Note 2 - Basis of Presentation and Summary of Significant Accounting Policies

Class A Common Stock Subject to Possible Redemption, page F-16

1.	Please disclose your accounting policy election for changes to the redemption value of your Class A Common Stock here and in the critical accounting policies and estimates section of your MD&A on page 252. Refer to ASC 480-10-S99-3A-15.

Response: The Company has revised the disclosure on pages 252 and F-16 of Amendment No. 4 to address the Staff’s comments.

US Securities and Exchange Commission
November 30, 2021

Please do not hesitate to contact A.J. Ericksen at (713) 496-9688 or Matt Kautz at (212) 819-8395 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

White & Case LLP

cc:	Keith Meister, Chairman, CM Life Sciences III, Inc.
Brian Emes, Chief Financial Officer and Secretary, CM Life Sciences III, Inc.
Joel Rubinstein, Matthew Kautz, Andrew J. Ericksen, White & Case LLP
William D. Collins, Marianne C. Sarrazin, Kingsley L. Taft, Mitchell S Bloom, Goodwin Procter LLP